INLAND AMERICAN REAL ESTATE TRUST, INC.
2901 BUTTERFIELD ROAD
OAK BROOK, ILLINOIS 60523

August 29, 2005

BY FACSIMILE AND EDGAR

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11/A-5 Filed August 29, 2005
Registration No. 333-122743

Dear Ms. Wolff:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Inland American Real Estate Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on August 31, 2005 at 5:00 p.m. EDT, or as soon as practicable thereafter.

In connection with its request to accelerate the effective date of the registration statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

/s/ Roberta S. Matlin
Roberta S. Matlin, Vice President